Exemption No. 82-4637



GARDINER ROBERTS LLP

Lawyers

COPY

RECEIVED

2005 FEB 25

OFFICE OF ... CORPORATE ...

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 865-6660
Direct Email: kskerrett@gardiner-roberts.com

February 3, 2005



05006070

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

SUPPL

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No.: 1067-T-60

Enclosed please find an original and a copy of a Form 45-501F1 dated **February 3, 2005** relating to the issuance of convertible debentures in an aggregate amount of $238,020 and 9,941,280 common shares.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

GARDINER ROBERT LLP

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\F45501F1 Feb05 re restructuring.wpd

FORM 45-501F1
Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

3. **Description of the securities traded.**

   a) $238,020 in convertible debentures bearing no interest for a period of three (3) years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted if converted in the first two years and for each $0.11 of debt converted if converted in the third year. Each unit consists of a common share and a warrant with each warrant entitling the holder to acquire a common share at a price of $0.10 per share if the debenture is converted in the first two years and $0.11 per share if the debenture is converted in the third year. The warrants expire on the earlier of two (2) years from conversion and the due date of the debenture; and

   b) 9,941,280 common shares at $0.10 per share.

4. **Date of trade(s).**

   January 27, 2005

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
J.T. Risty Limited Kitchener, Ontario	$76,680 Debenture 3,202,279 Common Shares	$76,680 $0.10 per Share	$76,680 $320,227.90	Section 2.3 of OSC Rule 45-501
Minjay Holdings Ltd. Kitchener, Ontario	$86,265 Debenture 3,602,564 Common Shares	$86,265 $0.10 per Share	$86,265 $360,256.40	Section 2.3 of OSC Rule 45-501
Stephanie Carey Nassau, Bahamas	$75,075 Debenture 3,136,437 Common Shares	$75,075 $0.10 per Share	$75,075 $313,643.70	
	$238,020 in Debentures and 9,941,280 Common Shares		$238,020 for Debentures and 994,128 for Common Shares	

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

   Yes.

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   N/A

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes.

9. **State the name (or title) and the telephone number of the person who may be contacted with respect to any question regarding the contents of this report.**

   Kathleen E. Skerrett (416) 860-7150 Ext. 2251

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 3rd day of February, 2005.

ZTEST ELECTRONICS INC.
(Name of seller or agent - please print)

(Signature)

SECRETARY
(Official capacity - please print)

WILLIAM R. JOHNSTONE
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416)593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8

Exemption No. 82-4637

COPY



GARDINER ROBERTS LLP

Lawyers

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 865-6660
Direct Email: kskerrett@gardiner-roberts.com

February 3, 2005

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No.: 1067-T-60

Enclosed please find an original and a copy of a Form 45-501F1 dated **February 3, 2005** relating to the issuance of convertible debentures in an aggregate amount of $238,020 and 9,941,280 common shares.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

GARDINER ROBERT LLP

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.
KES/vl

F:\WPDOC\LTR\ZTEST\F45501F1 Feb05 re restructuring.wpd

FORM 45-501F1
Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

3. **Description of the securities traded.**

   a) $238,020 in convertible debentures bearing no interest for a period of three (3) years and convertible into units at the rate of one (1) unit for each $0.10 of debt converted if converted in the first two years and for each $0.11 of debt converted if converted in the third year. Each unit consists of a common share and a warrant with each warrant entitling the holder to acquire a common share at a price of $0.10 per share if the debenture is converted in the first two years and $0.11 per share if the debenture is converted in the third year. The warrants expire on the earlier of two (2) years from conversion and the due date of the debenture; and

   b) 9,941,280 common shares at $0.10 per share.

4. **Date of trade(s).**

   January 27, 2005

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
J.T. Risty Limited Kitchener, Ontario	$76,680 Debenture 3,202,279 Common Shares	$76,680 $0.10 per Share	$76,680 $320,227.90	Section 2.3 of OSC Rule 45-501
Minjay Holdings Ltd. Kitchener, Ontario	$86,265 Debenture 3,602,564 Common Shares	$86,265 $0.10 per Share	$86,265 $360,256.40	Section 2.3 of OSC Rule 45-501
Stephanie Carey Nassau, Bahamas	$75,075 Debenture 3,136,437 Common Shares	$75,075 $0.10 per Share	$75,075 $313,643.70	
	$238,020 in Debentures and 9,941,280 Common Shares		$238,020 for Debentures and 994,128 for Common Shares	

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

   Yes.

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   N/A

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes.

9. **State the name (or title) and the telephone number of the person who may be contacted with respect to any question regarding the contents of this report.**

   Kathleen E. Skerrett (416) 860-7150 Ext. 2251

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 3rd day of February, 2005.

ZTEST ELECTRONICS INC.
(Name of seller or agent - please print)

(Signature)

SECRETARY
(Official capacity - please print)

WILLIAM R. JOHNSTONE
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416)593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8

Exemption No. 82-4637

COPY



GARDINER ROBERTS LLP
Lawyers

RECEIVED
2005 FEB 25 A
OFFICE OF
CORPORATE

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 865-6788
Direct Email: vlouie@gardiner-roberts.com

February 3, 2005

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No.: 1067-T-59

Enclosed please find an original and a copy of a Form 45-501F1 dated **February 3, 2005** relating to the issuance of convertible debentures in an aggregate amount of $195,000.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

GARDINER ROBERT LLP

Per: Vivian Louie
Law Clerk

cc: Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.

F:\WPDOC\LTR\ZTEST\F45501F1 Feb05.wpd

FORM 45-501F1
Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

3. **Description of the securities traded.**

   $195,000 in convertible debentures bearing interest at the rate of 8.00% per annum for a period of two (2) years and convertible into units at the rate of one (1) unit for each $0.06 of debt converted. Each unit consists of one (1) common share priced at $0.06 and one (1) warrant to acquire an additional share at a price of $0.10 for a period of two years from closing.

4. **Date of trade(s).**

   January 24, 2005

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Jason Kelly Rosseau, Ontario	$120,000 Debenture	$120,000	$120,000	Section 2.3 of OSC Rule 45-501
James E. Lalonde Waterloo, Ontario	$75,000 Debenture	$75,000	$75,000	Section 2.3 of OSC Rule 45-501
	$195,000 in Debentures		$195,000	

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

   Yes.

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   Minjay Holdings Ltd., 398 New Dundee Road, RR#2, Kitchener, Ontario, N2G 3W5, has received finder's fee of $15,600.

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes.

9. **State the name (or title) and the telephone number of the person who may be contacted with respect to any question regarding the contents of this report.**

   Kathleen E. Skerrett (416) 860-7150 Ext. 2251

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 3rd day of February, 2005.

ZTEST ELECTRONICS INC.
(Name of seller or agent - please print)

(Signature)

SECRETARY
(Official capacity - please print)

WILLIAM R. JOHNSTONE
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (415) 593-8200
Facsimile: (416)593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8

Exemption No. 82-4637

COPY



GARDINER ROBERTS LLP

Lawyers

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 865-6788
Direct Email: vlouie@gardiner-roberts.com

February 3, 2005

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No.: 1067-T-59

Enclosed please find an original and a copy of a Form 45-501F1 dated **February 3, 2005** relating to the issuance of convertible debentures in an aggregate amount of $195,000.

Please note that pursuant to paragraph 5 of the Form, a Certified List has been prepared and is in our possession for disclosure as may be required by the Ontario Securities Commission.

Yours very truly,

GARDINER ROBERT LLP

Per: Vivian Louie
Law Clerk

cc: Alberta Securities Commission (with enclosures)
British Columbia Securities Commission (with enclosures)
TSX Venture Exchange (with enclosures)
ZTEST Electronics Inc. (with enclosures)
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** (with enclosures)

Encls.

F:\WPDOC\LTR\ZTEST\F45501F1 Feb05.wpd

FORM 45-501F1
Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon
clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. **Full name and address of the seller.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

2. **Full name and address of the issuer of the securities traded.**

   ZTEST Electronics Inc.
   523 McNicoll Avenue
   North York, Ontario
   M2H 2C9

3. **Description of the securities traded.**

   $195,000 in convertible debentures bearing interest at the rate of 8.00% per annum for a period of two (2) years and convertible into units at the rate of one (1) unit for each $0.06 of debt converted. Each unit consists of one (1) common share priced at $0.06 and one (1) warrant to acquire an additional share at a price of $0.10 for a period of two years from closing.

4. **Date of trade(s).**

   January 24, 2005

5. **Particulars of the trade(s).**

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
Jason Kelly Rosseau, Ontario	$120,000 Debenture	$120,000	$120,000	Section 2.3 of OSC Rule 45-501
James E. Lalonde Waterloo, Ontario	$75,000 Debenture	$75,000	$75,000	Section 2.3 of OSC Rule 45-501
	$195,000 in Debentures		$195,000	

6. **The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.**

   Yes.

7. **State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.**

   Minjay Holdings Ltd., 398 New Dundee Road, RR#2, Kitchener, Ontario, N2G 3W5, has received finder's fee of $15,600.

8. **Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?**

   Yes.

9. **State the name (or title) and the telephone number of the person who may be contacted with respect to any question regarding the contents of this report.**

   Kathleen E. Skerrett (416) 860-7150 Ext. 2251

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Toronto, Ontario

this 3rd day of February, 2005.

ZTEST ELECTRONICS INC.
(Name of seller or agent - please print)

(Signature)

SECRETARY
(Official capacity - please print)

WILLIAM R. JOHNSTONE
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 or this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416)593-8177

Instructions:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8